Mail Stop 4561

July 21, 2006

Don Sargeant
Chief Manager
Agassiz Energy, LLC
510 County Road 71
Valley Technology Park
Crookston, Minnesota 56716

      Re: **Agassiz Energy, LLC**
                Registration Statement on Form SB-2/A-3
                Filed July 3, 2006
                Registration No. 333-133024

Dear Mr. Sargeant:

We have reviewed the above-referenced amended registration statement and your response letter June 7, 2006 and have the following comments.

Form SB-2/A

General

1.   We note your revision indicating that the minimum purchase requirement and additional increments amount is subject to waiver. Please tell us supplementally under what circumstances the minimum purchase requirement may be waived, and how investors will be informed if you have exercised such waiver or if they are eligible for such waiver.

Cover Page of Prospectus

2.   We note your response to comment 8 of our letter dated May 2, 2006 and reissue that comment. Please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year from the effective date of this registration statement. Your current disclosure only states that the offering will <u>terminate</u> after 12 months, and only that you will promptly return funds if you "abandon" the project.

3.   We note your response to comment 9 of our letter dated May 2, 2006. There appear to be revisions in your "Risk Factors" section but we are unable to locate any revisions to this section pursuant to our comment. Please advise why you have not revised the prospectus front cover to disclose that except for Minnesota, South Dakota and North Dakota, you have not made any determinations as to the "certain states" in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Minnesota, South Dakota and North Dakota without diligence on the part of the investor.

Prospectus Summary

Escrow Procedures, page 5

4.   We note your response to comments 14, 15, 16 and 60 of our letter dated May 2, 2, 2006 and reiterate our guidance with regards to comment 16.

Risk Factors

5.   We note your response to comment 46 of our letter dated May 2, 2006. Please revise to include risk factor disclosure that addresses the fact (as disclosed on page 60) that the Bio Renewable Group has "not yet completed an ethanol plant project as a team."

Risks Related to Agassiz Energy, LLC as a Development-Stage Company

We may not be able to borrow at the prime rate…, page 12

6.   We note your revisions pursuant to comment 24 of our letter dated May 2, 2006. Please revise to disclose if there is a threshold rate of interest that would make debt financing not feasible. Consider disclosing in greater detail, based on preliminary diligence, any concerns you have encountered in receiving a prime or close to prime rate of interest.

Risks Related to Ethanol Production

Changes in the prices of corn, ethanol…, page 14

7.   We note your revisions pursuant to comment 11 of our letter dated May 2, 2006. Please advise if the price of gasoline (as an additive) may impact your financial performance.

We will depend on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability, page 15

8.   We note your response to comment 19 of our letter dated May 2, 2006. This risk factor contains a general discussion of issues related to sales and the possible requirements of hiring a third party. However, this risk factor does not discuss the disadvantages of engaging a third party firm as opposed to creating an in-house staff.

Increased environmental regulations related to coal-fired plants will increase our costs, page 18

9.   We note your disclosure on page 58 that Polk County, Minnesota will accept your coal fly ash for a tip fee of $45.00 per ton. If material, please disclose the estimated aggregate cost per year to dispose of your coal fly ash.

Risks Related to the Units

Investors in this offering will experience immediate and substantial dilution…, page 19

10.   We note your revisions pursuant to comment 18 of our letter dated May 2, 2006. The addition of one sentence does not appear to properly address a discussion of the risks associated with issuing future warrants and the dilutive effects of hiring additional employees.

Selected Financial Data, page 26

11.   We note that the "other income" line item for the period from inception to December 31, 2005 does not appear to reconcile to the Statement of Operations on page F-3. Please review and revise as necessary.

Estimated Use of Proceeds, page 34

12.   We note your response to comment 38 of our letter dated May 2, 2006. Please revise your chart to discuss what general expenses are encompassed in "Miscellaneous Fees."

Description of Business

Transportation and delivery, page 56

13.   We note your response to comment 45 of our letter dated May 2, 2006. It appears from your disclosure that you have engaged R&R, but your supplemental

response appears to indicate that the Bio-Renewable Group selected R&R as a subcontractor. Please revise to clarify your disclosure.

Governors, Executive Officers, Promoters and Control Persons, page 67

14.   We note your response to comment 57 of our letter dated May 2, 2006. Please revise to briefly discuss, here or in another applicable section, what are Mr. Stone's primary responsibilities in "coordinating this offering." Further, please advise what was intended by the statement in your response that Mr. Stone will not be directly engaged in selling securities, for example, consider discussing his indirect role in selling securities.

Executive Compensation, page 72

15.   We note your response to comment 53. Please provide an analysis of why Mr. Sargeant's compensation structure as a "consultant" would not require compensation to be presented in tabular format.

Plan of Distribution

Suitability of investors, page 75

16.   We note your response to comment 58 of our letter dated May 2, 2006. Please disclosure the basis for the suitability standards as discussed in your supplemental response. Please also advise why you have not revised to discuss any additional representations from Exhibit 4.2, (specifically Section 6).

Summary of our Member Control Agreement and Operating Agreement

Members' Meetings and Other Members' Rights, page 83

17.   We note your response to comments 67, 68 and 70 of our letter dated May 2, 2006. Your marked copy does appear to indicate you have revised to discuss:

- the mandated frequency of your "regular meeting of members;"

- section 3.3 of the member control agreement;

- the quorum requirements for voting;

- situations where "vote of a greater or lesser proportion or number otherwise required…;" and

- the unit transfer restriction under your member control agreement.

Please advise where you have made requisite changes or revise your registration statement accordingly.

Exhibits

18. Please file the license, technology and service agreement with Vogelbusch U.S.A. that you entered into in May 2006.

* * *

You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (612) 332-2740
Todd A. Taylor
Leonard, O'Brien, Spencer, Gale & Sayre, Ltd.